Exhibit 3.6

Certificate of Amendment
To
Amended and restated
Articles of incorporation
Of
Fts group Inc.

Pursuant to the applicable provisions of the Nevada Business Corporations Act, FTS Group, Inc. (the “Corporation”) adopts the following Certificate of Amendment to its Amended and Restated Articles of Incorporation by stating the following:

FIRST: The present name of the Corporation is FTS Group, Inc.

SECOND: The following amendments to its Amended and Restated Articles of Incorporation were adopted by a majority vote of shareholders of the corporation October 20, 2006 in the manner prescribed by Nevada law.

1.	Article IV is amended to read as follows:

Capitalization. (a) Common Stock. The Corporation shall have authority to issue 855,000,000 shares of common stock having a par value of $0.001. All common stock of the Corporation shall be of the same class and shall have the same rights and preferences. Fully paid common stock of this corporation shall not be liable for further call or assessment. The authorized common shares shall be issued at the discretion of the Directors.

The number of shares of the Corporation outstanding at the time of the adoption of the foregoing was 130,552,119 and the number of shares entitled to vote thereon was the same. The number of shares consenting to the action was 74,815,571. The shareholders consenting to the action represented a majority of the issued and outstanding shares.

Effective this 20th day of October 2006.

/s/ Scott Gallagher_____________________
Scott Gallagher, President